NOTICE OF CHANGE OF AUDITOR

National Instrument 51-102

GreenPower Motor Company Inc.

209 Carrall Street, Suite 240

Vancouver, British Columbia V6B 2J2, Canada

TO: BDO Canada LLP

1100 - 1055 West Georgia Street,

Vancouver, British Columbia V6E 3P3, Canada

AND TO: Davidson & Company LLP

1200 - 609 Granville Street,

P.O. Box 10372, Pacific Centre,

Vancouver, British Columbia V7Y 1G6, Canada

AND TO: British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Pursuant to National Instrument 51‐102 Continuous Disclosure Obligations ("NI 51-102"), GreenPower Motor Company Inc. (the "Company") provides the following Notice of Change of Auditor:

1. BDO Canada LLP, the former auditor of the Company, has resigned at the request of the Company effective March 3, 2026.

2. The audit committee of the Company and the board of directors of the Company has considered and approved the resignation of its former auditor, BDO Canada LLP and has approved the appointment of Davidson & Company LLP as successor auditor of the Company.

3. There was no modified opinion expressed in BDO Canada LLP's report on any of the Company's financial statements relating to the period commencing at the beginning of the Company's two most recently completed financial years and ending on the date of resignation of BDO Canada LLP.

4. There have been no "reportable events" within the meaning assigned under subsection 4.11(1) of NI 51-102.

DATED as of this 3rd day of March, 2026

/s/ Fraser Atkinson

__________________________________

Fraser Atkinson, Chief Executive Officer